SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC  (Offeror)
Joseph R. Wright  (Offeror)
Cowen Overseas Investment LP  (Offeror)

The Chart Group, L.P. (Other)

Ramius Advisors, LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$2,250,000	$289.80

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,500,000 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $289.80	Filing Party: Chart Acquisition Group LLC,Joseph R. Wright, Cowen Overseas Investment LP, The Chart Group, L.P. and Ramius Advisors, LLC
Form or Registration No.: Schedule TO-T	Date Filed: August 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Overseas Investment LP (“Cowen Overseas” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and Ramius Advisors, LLC, the general partner and investment advisor of Cowen Overseas (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2014 (“Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1, relates to the offer to purchase for cash up to 7,500,000 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,250,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.          The bottom paragraph in the section entitled “Important” on page 1 of the Offer to Purchase is hereby replaced in its entirety with the following:

We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. You should rely only on the information contained in this Offer to Purchase and the other related documents delivered to you or to which we have referred you. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not, except as may be expressly provided herein, rely upon that recommendation, information or representation as having been authorized by us, the Information Agent, or the Depositary for the Offer. No later than ten (10) business days from the date of this Offer to Purchase, the Company is required by law to publish, send or give to you a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer. You should carefully read the information set forth in that statement before you tender your Warrants in this Offer.

Subject to applicable law (including Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to security holders in a manner reasonably designed to inform them of such changes), delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained or incorporated by reference in this Offer to Purchase is correct as of any time after the date of this Offer to Purchase or the respective dates of the documents incorporated herein by reference or that there has been no change in the information included or incorporated by reference herein or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof or the respective dates of the documents incorporated herein by reference. See “Summary Term Sheet and Questions and Answers.”

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2.           The question and answer “Has the Company or its board of directors adopted a position on the Offer?” on page 8 of the Offer to Purchase is hereby replaced in its entirety with the following:

Has the Company or its board of directors adopted a position on the Offer?

None of the Filing Persons, the Information Agent, or the Depositary is making any recommendation to you as to whether you should tender or refrain from tendering your Warrants pursuant to the Offer. You must make your own decision as to whether to tender your Warrants and, if so, how many Warrants to tender. In doing so, you should read carefully the information in this Offer to Purchase and the related Letter of Transmittal. No later than ten (10) business days from the date of this Offer to Purchase, the Company is required by law to publish, send or give to you a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer. You should carefully read the information set forth in that statement before you tender your Warrants in this Offer. You should discuss whether to tender your Warrants with your own broker or other financial advisor, if any. See “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer.”

3.           The first paragraph in “Section 2. Purposes of the Offer; Certain Effects of the Offer” is hereby replaced in its entirety with the following:

None of the Filing Persons, the Information Agent, or the Depositary is making any recommendation to you as to whether to tender or refrain from tendering your Warrants pursuant to the Offer. You must make your own decision as to whether to tender your Warrants pursuant to the Offer and, if so, how many Warrants to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. No later than ten (10) business days from the date of this Offer to Purchase, the Company is required by law to publish, send or give to you a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer. You should carefully read the information set forth in that statement before you tender your Warrants in this Offer. You should discuss whether to tender your Warrants with your own broker or other financial advisor, if any.

4.           The following risk factor is hereby inserted following the risk factor entitled “An active market for the Warrants may not develop, which would adversely affect the liquidity and price of the Warrants” on page 11 of the Offer to Purchase:

If all or a significant number of the Warrants are tendered in the Offer, there is a risk that Nasdaq may delist the Warrants.

While the Warrants are currently listed on Nasdaq, if all or a significant number of the Warrants are tendered in the Offer, Nasdaq may delist the Warrants. If the Warrants are not listed on, or become delisted from, Nasdaq, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities not listed on a securities exchange, the liquidity and price of the Warrants may be more limited than if the Warrants were quoted or listed on Nasdaq or another national exchange. As a result, you may have difficulty or otherwise be unable to sell your Warrants.

5.           The last paragraph in “Section 6. Conditions of the Offer” on page 22 of the Offer to Purchaser is hereby replaced in its entirety with the following:

The conditions referred to above are for our sole benefit with respect to the Offer and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, in our discretion until the Offer shall have expired or been terminated. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

CHART ACQUISITION GROUP LLC

/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN OVERSEAS INVESTMENT LP

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Managing Director

RAMIUS ADVISORS, LLC

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(3)*	Form of Amended and Restated Warrant Agreement
(d)(4)	Letter Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(5)	Investment Management Trust Agreement, dated December 13, 2012, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(6)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(7)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(8)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(9)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(10)	Escrow Agreement, dated December 13, 2012, among Chart Acquisition Group LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company and Cowen and Company, LLC (incorporated by reference to Exhibit 10.11 to the Form S-1 filed by Chart Acquisition Corp. on November 30, 2012).
(d)(11)*	Form of Amended and Restated Escrow Agreement.
(d)(12)	Equity Transfer and Acquisition Agreement, dated as of July 15, 2014, by and among (i) The Tempus Group Holdings, LLC, (ii) Tempus Intermediate Holdings, LLC, (iii) the Members, (iv) the Members’ Representative, (v) Chart Acquisition Corp., and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(d)(13)	Supporting Stockholder Agreement, dated as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, Benjamin Scott Terry and John G. Gulbin, III, and Chart Acquisition Group, LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.